SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Report on Form 6-K dated March 26, 2003

Instrumentarium Corporation

(Translation of Registrant’s Name Into English)

Kuortaneenkatu 2
FIN-00510 Helsinki, Finland

(Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F   X      Form 40-F

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                 No   X

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82                            )

Enclosure:                  THE RESOLUTIONS OF THE 2003 ANNUAL GENERAL
                                     MEETING OF INSTRUMENTARIUM CORPORATION;
                                     ORGANIZATION OF THE BOARD

SIGNATURES

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Instrumentarium Corporation

Date: March 26, 2003	By:	/s/ Matti Salmivuori

Matti Salmivuori Chief Executive Officer

Date: March 26, 2003	By:	/s/ Juhani Lassila

Juhani Lassila Group Treasurer

STOCK EXCHANGE RELEASE 07/03

March 26, 2003 at 09.00     1 (1)

THE RESOLUTIONS OF THE 2003 ANNUAL GENERAL MEETING OF INSTRUMENTARIUM
CORPORATION; ORGANIZATION OF THE BOARD

The Resolutions of the Annual General Meeting

The Annual General Meeting of Instrumentarium Corporation was held on March 25, 2003. The meeting confirmed the closing of the books and released the members of the Board of Directors and the President and CEO from liability. In addition, the following was decided:

The Annual General Meeting decided that the dividend shall be EUR 4.70 per share (EUR 4.70 per ADR). The record date for dividends is March 28, 2003 and the payment date for dividends in Finland is April 4, 2003. The dividend payment date for ADRs in the U.S. is April 11, 2003.

The following persons were re-elected until the close of the next Annual General Meeting to the Board of Directors: Mr. Mika Ihamuotila, Executive Vice President of Sampo Plc; Mr. Rabbe Klemets, CEO of Raisio Group Plc; Mr. Juhani Kuusi, Professor, Senior Vice President of Nokia Corporation; Ph.D. Mr. Timo Peltola, CEO of Huhtamäki Oyj; Mr. Olli Riikkala, President and CEO of Instrumentarium Corporation; and Mr. Turo K. J. Tukiainen, LL.B., MBA.

PricewaterhouseCoopers Oy, Authorized Public Accountants, was re-elected as Company’s Auditor.

Organization of the Board of Directors

The Board of Directors of Instrumentarium Corporation has today re-elected Mr. Timo Peltola as the Chairman of the Board.

INSTRUMENTARIUM CORPORATION

Olli Riikkala Matti Salmivuori

DISTRIBUTION

The Helsinki Exchanges
Media

Further information:
Mr Juhani Lassila, Group Treasurer, tel. +358 10 394 3422
Ms Ritva Sotamaa, General Counsel, tel. +358 10 394 2005